

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 4, 2011

<u>Via U.S. Mail and Fax</u>
Gunther Than
CEO and Director
View Systems, Inc.
1550 Caton Center Drive, Suite E
Baltimore, MD 21227

> RE: **View Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 7, 2010**
> **File No. 333-169804**

Dear Mr. Than:

    We note that your financial statements for the years end December 31, 2009 and 2008 were audited by Larry O'Donnell, CPA, P.C. Effective December 14, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Larry O'Donnell, CPA, P.C. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Larry_O_Donnell.pdf

    As Larry O'Donnell, CPA, P.C. is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Larry O'Donnell, CPA, P.C. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

    In addition, please file an Item 4.01 Form 8-K providing the information that Item 304 of Regulation S-K requires, and clearly state that the PCAOB has revoked the registration of your prior auditor, Larry O'Donnell, CPA, P.C. In this regard, we believe the revocation of the accountant's PCAOB registration would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

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Please advise us as to how you intend to address this matter by no later than January 11, 2011. If you have any questions, please call Joe Cascarano, Staff Accountant, at (202) 551-3376.

Sincerely,

Carlos Pacho
Senior Assistant Chief Accountant